Exhibit 3.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PULSE ELECTRONICS CORPORATION

The above-stated corporation (hereinafter, the “Corporation”) hereby desires to amend and restate its Articles of Incorporation in their entirety as permitted under Section 1911(a) of the Pennsylvania Business Corporation Law of 1988 as amended as follows:

1.                  Name. The name of the Corporation is Pulse Electronics Corporation.

2.                  Registered Office. The address of its registered office in the Commonwealth of Pennsylvania is: 1210 Northbrook Drive, Suite 470 in Trevose, Commonwealth of Pennsylvania 19053.

3.                  Incorporation. The Corporation was incorporated on April 10, 1947 under the provisions of the Act of the General Assembly, P.L. 364, May 5, 1933.

4.                  Effective Date. These Articles shall become effective upon filing.

5.                  Authorized Stock, Rights, Designations, Preferences and Limitations. The aggregate number of shares which the Corporation will have the authority to issue is thirty-one million and two thousand (31,002,000) shares, divided into two classes consisting of thirty-one million (31,000,000) shares of Common Stock, without par value (the “Common Stock”) and two thousand (2,000) shares of Preferred Stock, without par value (the “Preferred Stock”).

The Board of Directors shall have the full authority permitted by law to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and any other special or relative rights that may be desired for the Preferred Stock and any series thereof, and to issue such Preferred Stock from time to time in one or more series. The designations, preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and any other special or relative rights of any series of Preferred Stock may differ from those of any and all series at any time outstanding.

6.                  Purpose. The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the Pennsylvania Business Corporation Law as amended, and to possess and exercise all of the powers and privileges granted by such law and other law of Pennsylvania.

7.                  Term. The Corporation is to have perpetual existence.

8.                  Election of Directors. The shareholders of the corporation shall not have the right to cumulate their votes for the election of directors of the Corporation.

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9. Right to Amend. The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation and in any articles amendatory hereof, in the manner now or hereafter prescribed by law and all rights conferred upon shareholders or others hereunder or thereunder are granted subject to this reservation.

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